UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBALOPTIONS GROUP, INC.
(Name of Subject Company (Issuer))

GLOBALOPTIONS GROUP, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class Securities)

37946D209
(CUSIP Number of Class of Securities)

Harvey W. Schiller
Chairman and Chief Executive Officer
GlobalOptions Group, Inc.
75 Rockefeller Plaza
New York, New York 10019
(212) 445-6262
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Robert H. Friedman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	$24,000,000
AMOUNT OF FILING FEE**	$1,711.20
*
Estimated for purposes of calculating the amount of the filing fee only.  The amount assumes the purchase of a total of 10,000,000 shares of the outstanding common stock at a price of $2.40 per share in cash.

**	The amount of the filing fee equals $71.30 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,711.20
Form or Registration No.: SC TO-I
Filing Party: GlobalOptions Group, Inc.
Date Filed: December 1, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on December 1, 2010 (“Schedule TO”), as amended by Amendment No. 1 filed with the SEC on December 21, 2010, and Amendment No. 2 filed with the SEC on December 30, 2010, by GlobalOptions Group, Inc., a Delaware corporation (“GlobalOptions”), in connection with the offer by GlobalOptions to purchase for cash up to 10,000,000 shares of its common stock, par value $0.001 per share, at a price of $2.40 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated December 1, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 3 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented by adding the following information:

The tender offer expired at Midnight (one minute after 11:59 p.m.), New York City time, on December 29, 2010.  A total of 1,119,978 shares were properly tendered and not properly withdrawn. GlobalOptions accepted for payment all of the shares tendered at a purchase price of $2.40 per share, net to the seller in cash, without interest.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented by adding the following information:

On January 6, 2011, GlobalOptions issued a press release announcing the final results of the tender offer, which expired at Midnight (one minute after 11:59 p.m.), New York City time, on December 29, 2010. A copy of the press release is filed as Exhibit 99(a)(5)(vi) herewith and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following document filed herewith:

EXHIBIT
NUMBER	DESCRIPTION

(a)(5)(vi)	Press release dated January 6, 2011 announcing final results of the offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALOPTIONS GROUP, INC.
By:	/s/ Jeffrey O. Nyweide
	Name:	Jeffrey O. Nyweide
	Title:	Chief Financial Officer and Executive Vice President

Dated: January 6, 2011

EXHIBIT INDEX

The following documents are filed as part of this report.  Those exhibits previously filed and incorporated herein by reference are identified below.  Exhibits not required for this report have been omitted.  GlobalOptions’ commission file number is 001-33700.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)*	Offer to Purchase, dated December 1, 2010.

(a)(1)(ii)*	Letter of Transmittal.

(a)(5)(i)*	Notice of Guaranteed Delivery.

(a)(5)(ii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 1, 2010.

(a)(5)(iii)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 1, 2010.

(a)(5)(iv)*	Press release dated December 1, 2010 announcing the commencement of the offer.

(a)(5)(v)**	Press release dated December 30, 2010 announcing the preliminary results of the offer.

(a)(5)(vi)***	Press release dated January 6, 2011 announcing final results of the offer.

(d)(1)
Employment Agreement by and between GlobalOptions, Inc., and Harvey W. Schiller, dated January 29, 2004 (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(2)
Assignment of Employment Agreement between GlobalOptions, Inc. and Harvey W. Schiller to GlobalOptions Group, Inc., dated June 27, 2005 (incorporated by reference to Exhibit 10.3 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(3)
Amendment to Employment Agreement with Harvey W. Schiller, dated December 19, 2006 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on December 22, 2006).

(d)(4)
GlobalOptions Group, Inc. Amended and Restated 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(5)
GlobalOptions Group, Inc. Amended and Restated 2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(6)
Employment Agreement with Jeffrey O. Nyweide, dated July 30, 2007 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 10-QSB filed with the SEC on August 14, 2007).

(d)(7)
Modification of Employment Agreement with Harvey W. Schiller, dated August 13, 2009 (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on August 14, 2009).

(d)(8)
Modification of Employment Agreement with Jeffrey O. Nyweide, dated August 13, 2009 (incorporated by reference to Exhibit 10.3 included with the Company’s current report on Form 8-K filed with the SEC on August 14, 2009).

(d)(9)
Asset Purchase Agreement with Guidepost Solutions LLC for the sale of SafirRosetti, dated April 23, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on April 29, 2010).

(d)(10)
Asset Purchase Agreement with Witt Group Holdings, LLC for the sale Preparedness Services, dated May 13, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on May 13, 2010).

(d)(11)
Modification to the Employment Agreement with Harvey W. Schiller, dated May 13, 2010 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 10-Q filed with the SEC on August 16, 2010).

(d)(12)
Modification to the Employment Agreement with Jeffrey O. Nyweide, dated May 13, 2010 (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 10-Q filed with the SEC on August 16, 2010).

(d)(13)
Asset Purchase Agreement with GlobalOptions Services, Inc. for the sale of FSIU, dated June 11, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on June 11, 2010).

(d)(14)
Stock Purchase Agreement with LSR Acquisition Corp. for the sale of Bode Technology Group, Inc., dated August 11, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on August 12, 2010).

(d)(15)
Stockholder Rights Plan with Continental Transfer & Trust Company as Rights Agent, dated September 7, 2010 (incorporated by reference to Exhibit 4.1 included with the Company’s current report on Form 8-K filed with the SEC on September 8, 2010).

(d)(16)
Support Agreement with Weiss Asset Management LP, dated October 27, 2010 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on October 28, 2010).

*	Previously filed with Schedule TO on December 1, 2010
**	Previously filed with Amendment No. 2 to Schedule TO on December 30, 2010
***	Filed herewith